UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 3, 2012
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report on Form 6-K, as it relates to Exhibits 23.1, 99.1 and 101.1 hereto, is filed solely to supplement the Credit Suisse Financial Release 2Q12, which was filed in Credit Suisse Group AG’s report on Form 6-K on July 24, 2012, primarily to include further disclosures on fair valuations, update status relating to certain capital measures and, in connection with the condensed consolidated financial statements, further disclosures on (i) fair value of financial instruments, (ii) loans, allowance for loan losses and credit quality, (iii) derivatives and hedging activities, (iv) investment securities, (v) guarantees and commitments, (vi) assets pledged or assigned and (vii) transfers of financial assets and variable interest entities, and the review report from Credit Suisse's independent registered public accounting firm.

Credit Suisse Group AG files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). Credit Suisse Group AG’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information about the Group is included in this report on Form 6-K, which should be read with the Group’s annual report on Form 20-F for the year ended December 31, 2011 (Credit Suisse 2011 20-F) and the financial reports for the first and second quarters of 2012 furnished to or filed with the SEC, respectively, on Form 6-K on May 8, 2012 and as Exhibit 99.1 hereto.

References herein to “CHF” are to Swiss francs.
This report on Form 6-K, including the exhibits hereto (except the sections of Exhibit 99.1 which were not incorporated by reference in the Form 6-K filed by Credit Suisse on July 24, 2012) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2011 20-F, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2012 (6M12) compared to the six months ended June 30, 2011 (6M11) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2012. The Group’s financial report for the second quarter of 2012 (Credit Suisse Financial Report 2Q12), filed as Exhibit 99.1 hereto, includes unaudited financial information for 6M12 and 6M11.

Credit Suisse
For 6M12, we recorded net income attributable to shareholders of CHF 832 million, compared to net income attributable to shareholders of CHF 1,907 million in 6M11. Our results for 6M12 reflected the impact of a challenging operating environment, including a continued low interest rate environment, the implementation of our strategy and low client activity, driven by European sovereign debt concerns and a risk-averse client asset allocation.

Core Results
Core Results include the results of our three segments and the Corporate Center. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have significant economic interests (SEI). The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Core Results revenues are impacted by changes in credit spreads on our fair-valued long-term vanilla debt, debit valuation adjustments relating to certain structured notes liabilities carried at fair value and fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities. Our Core Results reflect these changes in the Corporate Center.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Credit Suisse and Core Results

	Core Results		Noncontrolling Interests without SEI		Credit Suisse

in	6M12	6M11	6M12	6M11	6M12	6M11

Statements of operations (CHF million)

Net interest income	3,494	3,110	4	20	3,498	3,130

Commissions and fees	6,316	7,148	(14)	(14)	6,302	7,134

Trading revenues	1,327	3,131	18	(4)	1,345	3,127

Other revenues	982	750	195	907	1,177	1,657

Net revenues	12,119	14,139	203	909	12,322	15,048

Provision for credit losses	59	6	0	0	59	6

Compensation and benefits	6,707	7,118	9	7	6,716	7,125

General and administrative expenses	3,310	3,277	16	7	3,326	3,284

Commission expenses	892	1,027	0	0	892	1,027

Total other operating expenses	4,202	4,304	16	7	4,218	4,311

Total operating expenses	10,909	11,422	25	14	10,934	11,436

Income before taxes	1,151	2,711	178	895	1,329	3,606

Income tax expense	295	736	0	0	295	736

Net income	856	1,975	178	895	1,034	2,870

Net income attributable to noncontrolling interests	24	68	178	895	202	963

Net income attributable to shareholders	832	1,907	–	–	832	1,907

Results summary
In 6M12, we recorded net income attributable to shareholders of CHF 832 million, compared to CHF 1,907 million in 6M11. Net revenues were CHF 12,119 million compared to CHF 14,139 million in 6M11. Total operating expenses were CHF 10,909 million, down 4%. Our 6M12 results included fair value losses of CHF 785 million on Credit Suisse vanilla debt, CHF 230 million of fair value losses on stand-alone derivatives related to certain of our funding liabilities and CHF 500 million of fair value losses from debit valuation adjustments on certain structured notes.

Private Banking reported net revenues of CHF 5,308 million, down 5% compared to 6M11. The decline was driven by lower recurring commissions and fees and lower transaction-based revenues. Recurring commissions and fees decreased 8%, reflecting lower revenues across all revenue categories, particularly from lower investment product management fees and lower discretionary mandate management fees. Transaction-based revenues were 11% lower, driven by substantially lower brokerage and product issuing fees, reflecting significantly lower client activity and transaction volumes, particularly in equities and mutual funds. Net interest income was stable in an ongoing low interest rate environment, with stable loan margins on higher average volumes and lower deposit margins on higher average volumes.

Wealth Management Clients reported net revenues of CHF 4,344 million, 6% below 6M11. The decline was driven by lower recurring commissions and fees and lower transaction-based revenues. Recurring commissions and fees declined 9% due to lower revenues across all revenue categories, particularly from lower investment product management fees and lower discretionary mandate management fees. Transaction-based revenues were 11% lower, driven by substantially lower brokerage and product issuing fees, reflecting significantly lower client activity and lower transaction volumes, particularly in equities and mutual funds. Net interest income was stable with slightly lower loan margins on higher average volumes and lower deposit margins on higher average volumes.

In Corporate & Institutional Clients, net revenues were stable in 6M12 compared to 6M11. Slightly higher net interest income and slightly higher recurring commissions fees were offset by 10% lower transaction-based revenues, mainly driven by lower brokerage and product issuing fees, partially offset by a higher income from foreign exchange client transactions. Transaction-based revenues included fair value losses on the Clock Finance transaction of CHF 20 million in 6M12 compared to CHF 15 million in 6M11.

Investment Banking reported net revenues of CHF 7,068 million in 6M12, down 11% compared to 6M11. Consistent with the execution of our refined strategy, we reduced Basel III risk-weighted assets by USD 125 billion since the end of 6M11 to USD 206 billion as of the end of 6M12. Despite challenging trading conditions in 2Q12, fixed income sales and trading revenues increased 2% in 6M12, reflecting a substantially repositioned business with a more balanced business portfolio and significantly reduced inventory levels. Higher revenues in emerging markets, global rates and securitized products were mostly offset by losses from businesses we are exiting and lower commodities revenues. Results from global credit products were resilient during the period, with revenues increasing 2% from 6M11. Equity sales and trading revenues decreased 11% compared to 6M11 due to reduced client volumes across key businesses such as cash equities and derivatives. Prime services results increased slightly due to solid market share gains. Underwriting and advisory results were also lower versus 6M11, driven by weak underwriting revenues as global issuance volumes were subdued.

In Asset Management, net revenues were CHF 1,231 million, down 3% compared to 6M11. Net revenues included investment-related gains of CHF 128 million, compared to gains of CHF 316 million in 6M11, and gains of CHF 244 million on partial sales of our investment in Aberdeen Asset Management. Fee-based revenues were down 6% compared to 6M11 due to lower asset management fees, placement fees and equity participations income, partially offset by higher performance fees. Asset management fees of CHF 655 million were down 4%, with lower fees in traditional investments from a decrease in average assets under management, partially offset by an increase in alternative investments, reflecting the final closing of a secondary fund in 1Q12 and higher average assets under management in index solutions. Placement, transaction and other fees were down 22%, primarily reflecting lower private equity placement fees. Performance fees and carried interest were up 15%, primarily due to higher performance fees from Hedging-Griffo and credit strategies, partially offset by lower carried interest from realized private equity gains. Equity participations income was down 31%, primarily from lower revenues in diversified investments due to partial sales of our investment in Aberdeen.

Corporate Center loss before taxes was CHF 1,998 million in 6M12. The loss included CHF 251 million of business realignment costs consisting primarily of severance and other compensation expense relating to the Group-wide cost efficiency initiatives, net fair value losses on own long-term vanilla debt of CHF 785 million, fair value losses on stand-alone derivatives of CHF 230 million and fair value losses from debit valuation adjustments on certain structured notes of CHF 500 million. The fair value losses on own debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. In 6M11, Corporate Center pre-tax loss of CHF 1,041 million primarily reflected net fair value losses on own long-term vanilla debt of CHF 255 million, fair value losses on stand-alone derivatives of CHF 321 million and fair value losses on debit valuation adjustment on certain structured notes of CHF 23 million.

Provision for credit losses were net provisions of CHF 59 million in 6M12, with net provisions of CHF 79 million in Private Banking and net releases of CHF 20 million in Investment Banking.
Total operating expenses of CHF 10,909 million were down 4% compared to 6M11, primarily reflecting 6% lower compensation and benefits. Operating expenses in 6M12 reflected benefits from our expense reduction initiative. The decrease in compensation and benefits was mainly due to lower discretionary performance-related compensation expense.

The effective tax rate was 25.6% in 6M12, mainly reflecting the impact of the geographical mix of results, an increase in valuation allowances against deferred tax assets resulting from current year losses in the UK and in Asia Pacific. These effects were partially offset by the impact of an advanced pricing agreement with tax authorities and a release of contingency reserves of CHF 60 million for uncertain tax positions, mainly as a result of audit settlements and the expiration of relevant statutes of limitations. In 6M11, the effective tax rate was 27.1%, reflecting an increase in the valuation allowance against deferred tax assets, mainly in the UK, and an increase in deferred tax asset balances following a re-measurement of deferred tax assets in Switzerland and the US, together with the impact of the geographical mix of results.

Condensed consolidated financial statements
Please refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q12 and 2Q12.
Exhibits
No. Description

12.1 Ratio of earnings to fixed charges

23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm

99.1 Credit Suisse Financial Report 2Q12

101.1 Interactive data files (XBRL-related documents) – Credit Suisse Group AG

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: August 3, 2012

By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer